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                                                                    Exhibit 23.2



                         INDEPENDENT AUDITORS' CONSENT

   We consent to the use in this Amendment No. 1 to Registration Statement No.338-69868 of Corel Corporation of our report dated November 2, 2000 (except as to Note 12(a) which is as of November 20, 2000, Note 12(b) which is as of August 7, 2001, Note 12(c) which is as of August 20, 2001 and Note 1 which is as of November 8, 2001) (which expresses an unqualified opinion and includes an explanatory paragraph referring to SoftQuad's ability to continue as a going concern), on the financial statements of SoftQuad Software, Ltd. appearing in the prospectus of Corel Corporation/proxy statement of SoftQuad Software, Ltd., which is part of such Registration Statement.


   We also consent to the reference to us under the heading "Experts" in such Prospectus.


/s/ Deloitte & Touche LLP
Chartered Accountants

Toronto, Canada

November 16, 2001